SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[August 24, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________________

SIGNATURES

Date August 24, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso to supply a papermaking line to Hankuk Paper in South Korea

(Helsinki, Finland, August 24, 2004) — Metso Corporation’s (NYSE: MX; HEX: MEO) ) fiber and paper technology business area Metso Paper will supply a production line for fine paper to Hankuk Paper’s Onsan mill in South Korea. The line will be started up at the end of 2005. The customer has requested that the value of the order is not disclosed. This will be the third line supplied by Metso Paper to this mill.

The delivery will include a complete paper making line PM 4 equipped with a machine control system supplied by Metso Automation. The paper width at the reel is 5.2 m and the design speed 1,200 m/min. The capacity will be 200,000 tons/year.

Hankuk Paper is the leading paper company in Korea. The company was founded in 1958, and it produces a variety of woodfree printing and writing papers. After the start-up of the new production line in 2005, the company will have a total capacity of 560,000 tons annually.

According to long-term estimates (years 2000-2015), the consumption of paper and board in South Korea is expected to grow by nearly 3 percent, which exceeds the global growth rate of 2.2 percent.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:

Ilkka Tuomenoksa, Vice President, Sales, Paper Business Line, Metso Paper
tel. +358 20 482 7308 or +358 40 528 0779

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.